Exhibit 99.1
                                           For more information contact:
                                           C. J. Monsma (919/775-2201)
FOR IMMEDIATE RELEASE

   TRION EXPLORES STRATEGIC OPTIONS AND SUSPENDS QUARTERLY DIVIDEND

Sanford, NC, November 4, 1998 - TRION, INC. (NASDAQ: TRON)
With the termination of the McLeod Russel merger agreement on October 15, 1998, Trion's Board of Directors has reviewed the strategic alternatives available to the Company. Given the Company's current share price as well as the long-term outlook for its business and industry, the primary objective established by the Board is to maximize shareholder value. The Board has determined not to pursue a sale of the Company at this time, pending year-end results; however, the Board will consider unsolicited expressions of interest it might receive from third parties. Management's immediate focus is on growing the business in the attractive end markets that enhance profitability including HEPA/ULPA filtration, residential IAQ products and dust collection.

Steven L. Schneider, President and Chief Executive Officer, stated:
"Based on the solid performance of our traditional residential and commercial/industrial markets in North America and Europe, and if the Asian market stabilizes and the developing improvements in the microelectronics market continue, we believe our strategic focus will be successful."
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November 4, 1998
Trion, Inc.

Trion's Board also voted to suspend the quarterly dividend indefinitely. The previous quarter's dividend was precluded by the merger agreement with McLeod Russel which was subsequently terminated on a mutual basis. The cash retained by suspending the dividend will be reinvested in the Company for future growth and debt repayment.

Forward looking statements in this release are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such statements.

These factors include, among others, the following: general economic and business conditions; success of operating initiatives; changes in business strategy or plans; availability, terms and development of capital; and other factors described in filings of the Company with the S.E.C. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Trion, a leader in indoor air quality (IAQ) since 1947, specializes in products that focus on health and safety with specific emphasis on the environment in industry and the home. Trion is a publicly traded company and is listed as TRON on the NASDAQ exchange.
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